FORM 6-K
SECURITIES AND EXCHANGE COMMISSIONWashington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 26, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

26 July 2024

NatWest Group plc
Directorate Change

NatWest Group plc ("NWG") announces that Mark Seligman, Senior Independent Director, has indicated that he will not seek re-election to the NWG Board at its Annual General Meeting in April 2025.

Ian Cormack, Senior Independent Director of NatWest Holdings Limited ("NWH") has also indicated that he will step down from the Board of NWH.

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For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

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Date: 26 July 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary